

January 28, 2011

Aleks Kins
AlphaMetrix Managed Futures III LLC
c/o AlphaMetrix, LLC
181 West Madison
34th Floor
Chicago, Illinois 60602

> **Re:** **AlphaMetrix Managed Futures III LLC**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed January 5, 2011**
> **File No. 000-53864**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 13, 2010**
> **File No. 000-53864**

Dear Mr. Kins:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2010

Item 4T: Controls and Procedures, page 19

1. We note your response to comment 6 in our letter dated October 21, 2010. Please refer to our Securities Act Sections Compliance and Disclosure Interpretation Question 104.01 which requires that the certifications required by Exchange Act Rules 13a-14(a) or 15d-14(a) may not be modified and must be made in the form required. Please note that the certifications require that you identify only the registrant. In future filings, please revise your certifications accordingly and also revise your disclosure in the "Controls and Procedures" section of your applicable periodic report to clarify that the certifications

required by Exchange Act Rules 13a-14(a) or 15d-14(a) cover each series individually, as well as the registrant as a whole.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon at (202) 551-3486 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Mark Borrelli
        Sidley Austin LLP *(via facsimile)*